Exhibit 99.1

Aurora Cannabis Provides Update on Initiatives to Strengthen Liquidity, Business Transformation Plan and COVID-19 Operational Response

NYSE | TSX: ACB

  Strengthened Cash Position with Plans for Additional Flexibility Given Economic Uncertainty
  Execution Against Business Transformation Plan Continues on Schedule
  All Facilities Fully Operational with COVID-19 Precautions in Place to Protect Staff
  Announced Intention to Consolidate Common Shares

EDMONTON, April 13, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today provided an update related to its balance sheet flexibility, business transformation initiatives and COVID-19 operational response plans.

Strengthened Cash Position:

Aurora has provided an update on its liquidity position:
(Unless otherwise stated, $ in Canadian dollars)

  As of March 31, 2020, the Company had approximately $205 million of cash. This includes all amounts raised under the existing, and now completed, US$400 million At-the-Market Offering program ("ATM"), initially announced in May 2019. Under the ATM, the Company issues common shares (the "Common Shares") at prevailing market prices without any new issue discounts, warrants or other dilutive securities; and
  To support the strength of the Company's balance sheet and provide continued access to equity capital, the Company today stated that it intends to file a new prospectus supplement for a renewed ATM program, to enable Aurora to raise additional equity capital pursuant to its outstanding base shelf prospectus dated May 14, 2019 under which approximately US$350 million remains available. The Company intends to use a portion of this available capacity to provide further balance sheet strength and preserve flexibility given macroeconomic uncertainty caused by COVID-19.

Business Transformation Update:

Aurora has provided an update on its business transformation plan as previously announced in February 2020. The Company stated that:

  Aurora remains on track with its previously announced business transformation targets, including: (1) material selling, general and administrative cost reductions; (2) significant reductions in capital expenditures; and (3) reducing complexity across the organization;
  Aurora today reaffirmed its previous commentary that fiscal Q3 2020 cannabis net revenue is expected to show modest growth relative to fiscal Q2 2020; and
  Aurora today announced that its Board of Directors has approved, subject to required regulatory and stock exchange approvals, a plan to consolidate all of its outstanding Common Shares on the basis of 1 Common Share for every 12 Common Shares currently outstanding (the "Consolidation"), with such Consolidation to be effective on or about May 11, 2020. The Company expects the Consolidation to restore compliance with the NYSE's continued listing standards, and to provide access to a broad universe of investors, access to equity capital and trading liquidity. Further details regarding the Consolidation can be found below under the heading "Information Regarding the Share Consolidation Plan".

"Our focus today continues to be on financial discipline across the entire organization.  We are taking appropriate actions to strengthen our cash position and maintain financial flexibility as we navigate through the current environment," said Michael Singer, Executive Chairman and Interim CEO. "As Aurora drives towards generating positive free cash-flow, we are confident that our shareholders will be supportive of our further actions to solidify our balance sheet and position the Company for success."

COVID-19 Operational Response

The Company has taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve social distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. Aurora has also introduced a special bonus pay program for active facility-based staff.

All of Aurora's facilities in Canada and internationally continue to be fully operational and the Company is working closely with local, national and international authorities to ensure it is following or exceeding the stated guidelines related to COVID-19 within each region.

"The health and well-being of our employees is of the highest importance and our protective measures have been further enhanced during this time of a global health crisis," said Mr. Singer. "We have proactively taken the necessary steps to re-engineer our facility workspaces and provide office-based employees with 'work from home' arrangements. I am proud of the hard work and commitment of every member of the Aurora team. Through their efforts, we are able to continue to serve patients and consumers across Canada and around the world under these extraordinary circumstances."

Information Regarding the Share Consolidation Plan

As discussed above, the Company's Board of Directors has approved a consolidation of the Company's Common Shares on a 12 to 1 basis. The Consolidation will be effective on or about May 11, 2020 (the "Effective Date") and on such date the Company expects to begin trading on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") on a post-Consolidation basis. The Consolidation and the timing of the Effective Date are subject to the approval of both the NYSE and TSX.

The Company currently has 1,313,494,990 Common Shares outstanding and, assuming no additional Common Shares are issued prior to the Consolidation, the Consolidation will reduce the issued and outstanding Common Shares to approximately 109,457,915 Common Shares.

The Company will not be issuing fractional post-Consolidation Common Shares in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such holder of Common Shares shall be rounded up or down to the nearest whole number of Common Shares.

A letter of transmittal (a "Letter of Transmittal") with respect to the Consolidation will be mailed to registered shareholders of the Company. All registered shareholders with physical certificates will be required to send their certificates representing pre-Consolidation Common Shares along with a completed Letter of Transmittal to the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), in accordance with the instructions provided in the Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained through Computershare. All shareholders who submit a duly completed Letter of Transmittal along with their pre-Consolidation Common Share certificate(s) to Computershare will receive a post-Consolidation Common Share certificate. Shareholders who hold their Common Shares through a broker or other intermediary and do not have Common Shares registered in their name will not need to complete a Letter of Transmittal.

The exercise or conversion price and the number of Common Shares issuable under any of the Company's outstanding warrants, convertible debentures, stock options and securities convertible in Common Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

On April 8, 2020, the Company received notification from the NYSE that, as a result of its Common Share price falling below an average of US$1.00 for a consecutive 30 trading-day period, it is not in compliance with one of the NYSE's continued listing standards. The Company's Consolidation plan above is in response to this notification received. The Company expects the Consolidation to restore compliance with the NYSE's continued listing standards, and to continue to provide access to a broad universe of investors, access to equity capital and trading liquidity. Non-compliance with the NYSE's price listing standard does not affect the Company's business operations or its reporting requirements to any regulatory authorities, nor does it breach or cause an event of default under any of the Company's agreements with its lenders. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of the Common Shares on the TSX.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of Company securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to further registrations or qualifications under the securities laws of any such jurisdiction. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained at such time from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

The Company uses financial measures regarding itself, such as cannabis net revenue, that do not have standardized meaning under the International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities ("non-IFRS measures"). Further information relating to non-IFRS measures, is set out in the Company's management discussion and analysis for the three and six months ended December 31, 2019 and 2018 under the heading "Cautionary Statement Regarding Non-GAAP Performance Measures" and  the "Revenue" section for reconciliation to the IFRS equivalent.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-APR-20